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                                                                 EXHIBIT l(1)(f)

______________________, 2001

Board of Trustees
AIM Variable Insurance Funds
11 Greenway Plaza, Suite 100
Houston, Texas 77046-1173

Re:      Initial Capital Investment in the Two New Portfolios of
         AIM Variable Insurance Funds (the "Fund")

Gentlemen:

We are purchasing shares of the Fund for the purpose of providing initial investment for the two new investment portfolios of the Fund, the AIM V.I. Basic Value Fund and AIM V.I. Mid Cap Equity Fund. The purpose of this letter is to set out our understanding of the conditions of and our promises and representations concerning this investment.

1. We hereby agree to purchase shares equal to $1,000,000.00 in Series I shares of the AIM V.I. Basic Value Fund and purchase shares equal to $1,000,000.00 in Series I shares of the AIM V.I. Mid Cap Equity Fund.

2. We understand that the initial net asset value per share for each Fund above will be $10.00.

3. We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase of the Fund.

4. We hereby agree to provide the Fund with at least 3 days' advance notice of any intended redemption and agree that we will work with the Fund with respect to the amount of such redemption so as not to place a burden on the Fund and to facilitate normal portfolio management of the Fund.

Sincerely yours,

A I M ADVISORS, INC.



By:
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cc:      Sherri Arbour
         Sara Ehlert-Gerke
         Mark Gregson